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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Hudson Holding Corporation

Full Name of Registrant

Former Name if Applicable

111 Town Square Place, Suite 1500A

Address of Principal Executive Office (Street and Number)

Jersey City, New Jersey 07310

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Although the management of Hudson Holding Corporation (the “Company”) has been working diligently to complete all the required information for its quarterly report on Form 10-Q for the period ended December 31, 2010, and a substantial portion of such information has been completed as of this date, the Company was unable, without unreasonable effort or expense, to complete the financial statements and other disclosures for the Form 10-Q on or before February 14, 2011. The delays in the filing are partially due to competing demands associated with the Company’s pending merger, but are directly related to the preparation, review and provision to the auditors of certain balance sheet reconciliations as of December 31, 2010. Management expects to file the Form 10-Q on or before February 22, 2011.

Forward-Looking Statements

This Notification on Form 12b-25 contains forward-looking statements, including statements related to the Company’s ability to file its quarterly report on Form 10-Q within the 5-day extension period. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause actual results to differ from such estimates. The risks include, but are not limited to, adjustments resulting from the completion by the Company of its review and preparation of its financial statements and unexpected delays that the Company may incur in connection with the preparation of the Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Anthony M. Sanfilippo	(201)	216-0100
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Hudson Holding Corporation

(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 15, 2011	By:	/s/ Anthony M. Sanfilippo
		Name:	Anthony M. Sanfilippo
		Title:	Chief Executive Officer